UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 11, 2025, Sagtec Global Limited (the “Company”) entered into a purchase agreement with Helena Global Investment Opportunites I Ltd (“Helena Global”), whereby the Company may, at its discretion, issue and sell up to USD25 million of its Ordinary Shares to Helena Global over time. The shares will be sold in increments called “Advances,” initiated by the Company through written notices. The amount of each Advance is subject to certain caps, including a USD2 million maximum per Advance and a 40% volume limitation based on recent trading activity. To facilitate this arrangement, the Company must file and maintain an effective resale registration statement with the SEC for the shares issued. Helena Global is not obligated to purchase shares if the registration is not effective, and is prohibited from owning more than 4.99% of the Company’s outstanding shares at any time and agrees not to engage in short sales or hedging activities except in certain permitted cases.

A copy of the purchase agreement between the Company and Helena Global is filed as Exhibit 99.1.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Purchase Agreement dated July 11, 2025 between Sagtec Global Limited and Helena Global Investment Opportunites I Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: July 11, 2025

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